SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)

                    Bayou Steel Corporation
                         (Name of Issuer)

               Class A Common Stock, $0.01 Par Value
                    (Title of Class of Securities)

                         073051104
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on the following page(s))

                    Page 1 of 8 Pages

CUSIP No. 073051104      13G            Page 2 of 8 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Heine Securities Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable      (a) __
                         (b) __
3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF INCORPORATION

     Delaware

NUMBER OF      5    SOLE VOTING POWER
SHARES              661,500 (See Introductory Note)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            None (See Introductory Note)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           661,500 (See Introductory Note)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                None (See Introductory Note)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON           661,500


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES* /__/

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.2%

12 TYPE OF REPORTING PERSON*

               IA

               *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 073051104      13G            Page  3 of 8 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Michael F. Price

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     Not Applicable      (a) __
                         (b) __
3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF INCORPORATION

     United States

NUMBER OF      5    SOLE VOTING POWER
SHARES              30,000 (See Introductory Note)
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            691,500 (See Introductory Note)
EACH           7    SOLE DISPOSITIVE POWER
REPORTING           30,000 (See Introductory Note)
PERSON         8    SHARED DISPOSITIVE POWER
WITH                691,500 (See Introductory Note)

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

               691,500 (See Introductory Note)

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*  /  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.5%

12 TYPE OF REPORTING PERSON*

          IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

Introductory Note

This statement on Schedule 13G is being filed by Heine Securities Corporation ("HSC"), an investment adviser registered under the Investment Advisers Act of 1940. One or more of HSC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to investment advisory agreements with its advisory clients, HSC has sole investment discretion and voting authority with respect to such securities.

This statement on Schedule 13G is also being filed by Michael F. Price. Mr. Price is President of HSC, in which capacity he exercises voting control and dispositive power over the securities reported herein by HSC. Mr. Price, therefore, may be deemed to have indirect beneficial ownership over such securities. Neither Mr. Price nor HSC has any interest in dividends or proceeds from the sale of such securities, and disclaims beneficial ownership of all the securities owned by HSC's advisory clients and reported herein by HSC.

As of December 31, 1994, Mr. Price directly or indirectly owned shares of the Issuer's securities covered by this statement as disclosed in Item of 4 of this Schedule.

Item 1 (a). Name of Issuer:

Bayou Steel Corporation

Item 1 (b). Address of Issuer's Principal Executive Offices:

River Road, P.O. Box 5000
La Place, LA 70069

Item 2 (a). Name of Persons Filing:

Heine Securities Corporation and Michael F. Price

Item 2 (b). Address of Principal Business Office:

51 J.F.K. Parkway
Short Hills, New Jersey 07078

Item 2 (c). Citizenship:

Heine Securities Corporation is a Delaware corporation.
Michael F. Price is a United States citizen.

Item 2 (d). Title of Class of Securities:

Class A Common Stock, $0.01 Par Value

Item 2 (e). Cusip Number:  073051104

Item 3. The persons filing this Schedule 13G are:

An investment adviser registered under Section 203 of the Investment Advisers Act of 1940; Mr. Price is President of
Heine Securities Corporation.

Item 4. Ownership.

(a) Amount Beneficially Owned:  661,500

(b) Percent of Class:  6.2%

(c) Number of shares as to which Heine Securities
Corporation and Michael F. Price have:

(i) sole power to vote or direct the vote: 661,500

(ii) shared power to vote or direct the vote: 0

(iii) sole power to dispose or to direct the disposition of:
661,500

(iv) shared power to dispose or to direct the disposition of: 0

In addition, as of December 31, 1994, Mr. Price was the direct or indirect beneficial owner of 30,000 shares of the security being reported herein. He therefore may be deemed to be the beneficial owner of 691,500 shares and 6.5% of such security.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as
of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following    [  ]

Item 6. Ownership of More Than Five Percent on Behalf of
Another Person:

     Not Applicable

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:    Not Applicable

Item 8. Identification and Classification of Members of the
Group:

     Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signatures.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEINE SECURITIES CORPORATION


By: /s/ Michael F. Price
     Michael F. Price
     President

MICHAEL F. PRICE


/s/ Michael F. Price


Dated:  January 18, 1995

               JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 18th day of January, 1995.


HEINE SECURITIES CORPORATION


By: /s/ Michael F. Price
     Michael F. Price,
     President


MICHAEL F. PRICE


/s/ Michael F. Price